MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JUNE 30, 2009

The following discussion and analysis of the results of operations and financial position of Levon Resources Ltd. (the "Company" or "Levon") should be read in conjunction with the Company's unaudited interim financial statements for the three months ended June 30, 2009 and the audited financial statements for the year ended March 31, 2009 and the notes thereto.

This Management Discussion and Analysis ("MD&A") is dated August 26, 2009 and discloses specified information up to that date. Levon is classified as a "venture issuer" for the purposes of National Instrument 51-102. The Company's financial statements are prepared in accordance with generally accepted accounting principles in Canada. Unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer to "Levon", the "Company", "we", "us", "our" or "its". All these terms are used in respect of Levon Resources Ltd. We recommend that readers consult the "Cautionary Statement" on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Business Description

Levon is an exploration stage public company listed on the TSX Venture Exchange under the symbol LVN and on the Frankfurt Stock Exchange under the symbol L09. The Company is a reporting issuer in British Columbia, Alberta and Ontario and its international ISIN number is CA 5279011020. The Company's principal business activities are the exploration and development of natural resource properties.

At this time, the Company has no operating revenues, and does not anticipate any operating revenues until the Company is able to find, acquire, place in production and operate a mine. Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its operations.

Overall Performance

As at June 30, 2009, the Company had a working capital deficiency of $11,228 as compared to working capital of $231,130 at March 31, 2009. The Company recorded a net loss of $92,224 for the three months ended June 30, 2009 as compared to $60,063 for the three months ended June 30, 2008. The Company had higher general and administrative expenses for the three months ended June 30, 2009, primarily attributable to the issuance of stock options granted during the period.

Cash provided in operating activities was $91,049 as compared to the prior year when the cash used in operating activities was $62,477. This change is due to the positive change in working capital; the Company received a Mining Exploration Tax Credit. The Company incurred $184,711 in exploration expenditures up from $3,688 in the prior year.

At this time, the Company has no operating revenues, and does not anticipate any operating revenues until the Company is able to find, acquire, place in production and operate a mine. Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its operations.

Exploration

Congress Property, British Columbia

The Company was primarily engaged in the exploration of its Congress Property located on the north side of Carpenter Lake British Columbia's historic gold producing Bridge River region. The Congress Property is a historic mining property that supported past high grade gold vein production from three, portal entry underground workings. The property covers 2,433 hectares (6,012 acres) and consists of 45 claims including 8 crown grants, 13 mineral leases and 24 mineral claims.

Since May 2007, Levon has undertaken three phases of surface exploration to locate new gold bearing structures on its Congress property situated in the Bridge River Gold Camp. The three phases include prospecting, MMI soil grids, trenching by hand and with an excavator. Prospecting has been successful with the relocation of three previously known showings that have received little exploration work in the past and

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JUNE 30, 2009

has also led to several other new discoveries. Most of the relocated zones and new discoveries are found along the south side of the Gun Creek canyon, on the north central portion of the Congress Property, and are contained in an area 100m wide by 600m long. The zones found in this area have a general east west trend as opposed to the Congress, Lou and the Howard Zones, that have a north-south trend. Detailed geological mapping will be conducted to determine where diamond drill holes should be placed to test the gold bearing structures found in this area of Gun Creek.

In November 2007, the Company announced the approval of a 16-hole (5,000 metres) diamond drill program by the BC Ministry of Mines. The drill program has been designed to offset high grade surface gold showings discovered in September 2007, test the size potential of newly recognized porphyry gold controls on high grade stockwork vein zones, discovered in Gun Creek canyon in a northern part of the property and test the northern strike projection of the high grade Lou Gold Zone toward Gun Creek.

During 2008, the Company reopened the portal to the Goldbridge Tungsten mine and has been sampling the adit to determine future exploration.

In September 2008, the Company released the Congress Property, B.C. Drilling Summary Report including the 3M wide intercept grading of 0.395 ounces per ton. The drill holes tested part of the newly recognized Gun Creek dacite stock mapped in a northern part of the property for bulk tonnage gold deposits. Three angle core holes (1,048m total) confirm the presence of Au beneath gold showings prospected at the surface, which are associated with veins and veined zones. Such vein zones have been explored and mined at the Congress and Howard mines in the past. The holes confirm that the surface stockwork vein mineralized zones discovered by prospecting dacite porphyry dikes and sills, narrow down dip and along strike in the vicinity of the holes.

Industry standard core sampling procedures and quality control measures were applied to the core and the core samples. The samples were boxed and shipped via UPS to Acme Analytical Laboratory Ltd. in Vancouver for analysis. Acme Labs completed the 42 element mass spectrometry ICP analysis and Au on all the samples, any samples which returned >1ppm Au were fire assayed from a 30 gram pulp with a gravimetric finish.

The highest quality gold intercept cut in the holes is associated with veined zones 3 m wide grading 0.395 ounces per ton Au, (from 41 to 44 m hole depths^. This intercept is associated with vein quartz and disseminated Pyrite, Arseno Pyrite, Stibnite, Serecite, Carbonate altered Greenstone pillow basalt of the metamorphosed host rock sequence.

High grade vein potential and stockwork, bulk tonnage gold potential remain to be tested in the vicinity of the best intercept, and within the Gun Creek stock and its contact zone to the east of the 2007 drill holes.

Norma Sass Property, Nevada

In October 2008, the Company and Coral Gold Resources Ltd.'s wholly-owned U.S. subsidiary, Coral Resources, Inc. ("CRI") entered into an exploration, development and mine operating agreement (the "Agreement") with Barrick Gold Exploration Inc. ("Barrick"), wherein Barrick is granted the option to acquire up to a 75% interest in CRI's and the Company's interests in the Norma Sass Property, Nevada, consisting of 36 unpatented mining claims.

Barrick may earn a 60% interest by incurring total exploration expenditures of at least US $3 million in annual installments by December 31, 2014. Barrick may earn an additional 10% (for an aggregate interest of 70%) by incurring an additional US $1.5 million by December 31, 2015. Barrick may earn an additional 5% (for an aggregate interest of 75%) by carrying CRI and the Company through to commercial production.

Alternatively, at the time of earning either its 60% or 70% interest, Barrick may be given the option to buyout CRI's and the Company's joint interest by paying US $6 million and granting them a 2% net smelter returns royalty.

In May 2009, Barrick commenced the target delineation work in Q2 followed by deep drilling in Q3 on the Norma Sass property, Cortez Gold Trend, Nevada. Norma Sass is a 36-claim property immediately west of the Pipeline Mine open pit.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JUNE 30, 2009

Cordero Silver, Gold, Lead, Zinc Project - Mexico

In February 2009, the Company signed a Letter of Intent with Valley High Ventures ("Valley High"), whereby Levon will earn a 51% interest from Valley High by spending $1,250,000 Cdn. by the end of February 2013 with a first year commitment of $250,000 to explore and develop their wholly owned Cordero-Sanson Property ("Cordero") 35 km northeast of the town of Hidalgo Del Parral, in the state of Chihuahua in north central Mexico.

In February 2009, the Company commenced field work on the Cordero project exploring for large scale, bulk tonnage, porphyry type Ag, Au, Zn, Pb deposits, a number of which have been recently discovered in similar geologic settings in northcentral Mexico (Penasquito, Pitarrilla, Comino Rojo and others). The Cordero property consists of contiguous staked and optioned mining claims that total about 10,000 hectares and cover the entire Cordero mining district. The large south land parcel covers the Cordero porphyry belt which has a 6 km strike length and is 3 km wide. The belt consists of four mineralized intrusive (porphyry) centers that have been explored and developed mostly for high grade Ag, Au, Zn and Pb veins. Bulk tonnage deposit exploration has been confined to the northeastern most intrusive center for Mo and Cu deposits.

A northern land parcel is centered on Sanson Norte mineralized intrusive, which is 10 km north from the main Cordero district.

Valley High's wholly owned Mexican subsidiary, Coro Minera de Mexico S.A. de C.V. acquired the project in 2006 and conducted extensive soil sampling, geological mapping, trenching and IP. Past drill core was salvaged from several storage locations at the property. Relogging established the drill core had only been split and sampled for high grade vein intercepts. What appeared to be wide, bulk tonnage mineralized core had not be split or sampled. Valley High split and assayed all the available old core and assay results establish several bulk tonnage discovery intercepts in the old drill core (including hole COR 1 that returned 54.9 metres grading 0.17 g/T gold, 78.5 g/T Ag, 1.12% Zn and 1.35% Pb starting at a depth of 165.1m.). Several bulk tonnage Zg, Au, Zn, Pb targets were defined by the exploration results.

The current joint venture work program is designed to identify, rank and test all large scale bulk tonnage potential in the district.

In June 2009, the Company announced the discovery of the Pozo de Plata mineralized dike and diatreme complex that expands the strike of the district porphyry belt 2 km to the southwest. Local miner reports of silver minerals in breccia in a hand dug water well out in an unprospected valley area mostly covered by thin alluvial gravel. The reports were followed up with geologic traverses, mapping, bedrock and soils sampling and trenching. Bedrock exposures of mineralized rhyolite dikes and diatreme breccia rocks are present in outcrop along a nearby creek. Initial rock samples returned anomalous Ag, Au, Zn and Pb in bedrock grab samples over a distance of 150 metres. Of eighteen grab samples collected, silver values range from 3.2 ppm to 374 ppm with eight samples returning greater than 50 ppm. Gold values range from 157 ppb to 1,190 ppb.

Results from a follow up trench excavated approximately 50 m east and north from the water well returned 355 metres grading 14.0 g/T Ag, 0.13 g/T Au, 0.12% Zn and 0.12% Pb including 175 metres at 21.8 g/T Ag, 0.20 g/T Au, 0.16% Zn and 0.20% Pb.

By May 30, 2009 a state of the art 3D induced polarization ("IP") geophysical survey by SJ Geophysics, Vancouver, B.C. was completed over three of the mineralized intrusive centers of the Cordero porphyry belt with the most obvious bulk tonnage target potential.. The data is currently being processed and a 3D inversion model constructed and interpreted to help lay out Phase I drill holes..

All the past and current project data is also being compiled and integrated into a state of the art Gocad 3D exploration model to optimize drill targeting. Additional trenching is being laid out and detailed geologic mapping and rock sampling is proceeding. Drill bids are being evaluated to let the Phase I, 5000 m core drilling contract. The Company expects Phase I drilling to proceed in August 2009.

In addition to the Company's current assets, market conditions have provided numerous opportunities which management has been reviewing. The potential for the upcoming year looks favourable and the Company

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JUNE 30, 2009

will announce developments as they occur.

Risks

Exploration and development involve a high degree of risk and few properties are ultimately developed into producing mines. There is no assurance that the Company's future exploration and development activities will result in any discoveries of commercial bodies of ore. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit being unprofitable.

The Company's projections are estimates only based on management's assessment of facts at the time of the projections. Management believes these projections to be reasonable but actual results may differ.

Competition

The mining industry in which the Company is engaged is in general, highly competitive. Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company. The Company competes with other mining companies in connection with the acquisition of mineral properties. In general, properties with a higher grade of recoverable mineral that is more readily mineable, afford the owners a competitive advantage in that the cost of production of the final mineral product is lower. Thus, a degree of competition exists between those engaged in the mining industry to acquire the most valuable properties. As a result, the Company may eventually be unable to acquire attractive mining properties.

Results of Operations

Three months ended June 30, 2009 compared with the three months ended June 30, 2008

General and administrative expenses

General and administrative expenses totaled $96,758 for the three months ended June 30, 2009 as compared to $61,562 for the three months ended June 30, 2008, an increase of $35,196. Generally costs have remaining relatively constant over the prior year; however the Company recorded stock-based compensation of $34,288 during the current period as compared to $3,324 in the prior year, an increase of $30,964. Other increases in the current period include $2,400 in consulting and management fees, $270 in compliance listings, $772 in office occupancy, $106 in professional fees and $6,569 in travel. Cost decreases in the current period included $383 in general exploration, $1,211 in salaries and benefits, and $4,291 in shareholder relations.

Stock based compensation expense was higher in the current period as a result of the issuance of 500,000 stock options granted during the current period. Travel expense was higher by $6,569 but this was offset by the savings of $4,291 in shareholder relations.

Loss for the period

Loss for the three months ended June 30, 2009 was $92,224 compared to a loss of $60,063 for the three months ended June 30, 2008, an increase of $32,161. The main reason for this increase was the issuance of stock options as discussed above. In addition, interest income was lower by $1,544 compared to the prior year and these increases were offset by a foreign exchange gain of $4,525 in the current period, an increase of $4,579 as compared to the same period in 2008.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JUNE 30, 2009

Summary of Quarterly Results

Period ended	Jun. 30 2009 Q1	Mar. 31 2009 Q4	Dec. 31 2008 Q3	Sept 30 2008 Q2	Jun 30 2008 Q1	Mar 31 2008 Q4	Dec.31 2007 Q3	Sep.30 2007 Q2
Loss before other items	(96,758)	(92,042)	(78,259)	(94,167)	(61,562)	(147,611)	(162,840)	(198,831)
Net Income (Loss)	(92,224)	(103,512)	(74,556)	(92,691)	(60,063)	(146,623)	(159,621)	(187,489)
Basic Loss per Share	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)

Liquidity and Capital Resources

At this time the Company has no operating revenues. Historically, the Company has funded its operations through equity financing and the exercise of stock options and warrants.

As at June 30, 2009 the Company had a working capital deficiency of $11,228 but completed a private placement subsequent to the end of the period. See below and note 15 of the interim financial statements.

During the three months ended June 30, 2008, $150,000 was raised through the exercising of 1,000,000 warrants and $15,000 through the exercising of 150,000 stock options.

In March 2009, the Company completed a non-brokered private placement of 5,000,000 units at a price of $0.05 per unit for gross proceeds of $250,000. Each unit consists of one common share and one non-transferrable share purchase warrant. Each warrant will entitle the investor to purchase one additional common share with a term of two years at an exercise price of $0.15 during the first year and $0.25 during the second year. The warrants will be subject to an acceleration clause which will require the warrants to be exercised earlier, depending on the market price of the shares.

Subsequent to June 30, 2009, the Company completed a non-brokered private placement of 5,000,000 units at a price of $0.16 per unit for gross proceeds of $800,000. Each unit consists of one common share and one-half non-transferrable share purchase warrant. Two share purchase warrants will entitle the investor to purchase one additional common share with a term of one year at an exercise price of $0.35 expiring July 29, 2010. The Company paid to certain arm's length finders a finder's fee equal to 7% of the funds raised ($42,336), plus Broker's Warrants to acquire common shares of the Company equal to 7% of the number of units sold (264,600 broker warrants) at an exercise price of $0.35 per share for a period of one year expiring on July 29, 2010. The warrants are subject to an acceleration clause which will require the warrants to be exercised earlier, depending on the market price of the shares.

The Company is in the exploration stage. The investment in and expenditures on the mineral property comprise substantially all of the Company's assets. The recoverability of amounts shown for its mineral property interest and related deferred costs and the Company's ability to continue as a going concern is dependent upon the continued support from its directors, the discovery of economically recoverable reserves, and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Mineral exploration and development is capital intensive and in order to maintain its interest the Company will be required to raise new equity capital in the future. Based on the Company's current financial position, its plans for equity financing and its exploration plans for the upcoming fiscal year, the Company will be able to meet its financial obligations through the year. There is no assurance that the Company will be successful in raising additional new equity capital.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JUNE 30, 2009

Off-Balance Sheet Arrangements
The Company has not entered into any off-balance sheet transactions. Related Party Transactions

During the three months ended June 30, 2009, the Company paid, or made provision for the future payment of the following amounts to related parties:

-
$17,152 (2008 - $24,567) was charged for office, occupancy and miscellaneous costs and salaries, and administrative services paid on behalf of the Company by Oniva International Services Corp. ("Oniva"), a private company owned by the Company and five other reporting issuers having common directors;

-	$7,500 (2008 - $7,500) was paid for management fees to a private company controlled by a director and officer of the Company;

-
$36,382 (2008 - $Nil) was paid for geological management fees to a private company controlled by a director of the Company. Of this amount, $36,382 has been capitalized under resource properties and $Nil was been expensed under general exploration;

These charges were measured at the exchange amount, which is the amount agreed upon by the transacting parties. With the exception of the disclosure above, there are no stated terms of interest or repayment on balances owing by related parties to the Company.

The Company takes part in a cost sharing arrangement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party.

The amount due from a related party consists of $5,564 (2008 - $5,564) owing from ABC Drilling, which is the balance of an advance towards drilling services to be provided.

Amounts due to related parties as at June 30, 2009 include:

-     $20,200 (March 31, 2009 - $26,680) owed to Oniva;

-    $61,080 (March 31, 2009 - $66,243) owed to a public company related by way of common directors;

-    $63,817 (March 31, 2009 - $32,972) owed to private companies controlled by directors of the Company.

Amounts due are without stated terms of interest or repayment.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JUNE 30, 2009

Disclosure of Management Compensation

During the three months ended June 30, 2009 $7,500 was paid to a Company controlled by the President for services as director and officer of the Company; $1,800 was paid to the Secretary for services as an officer of the Company; and $2,750 was paid to the Chief Financial Officer for services as an officer of the Company.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

Financial Instruments

The Company's financial instruments consist of cash, security deposits, accounts receivable, investments, accounts payable and accrued liabilities, and due to related parties. The carrying values of these financial instruments approximate their fair values because of the short maturity of these financial instruments.

Adoption of New Accounting Standards

Effective April 1, 2009, the Company adopted Canadian Institute of Chartered Accountants ("CICA") Section 3064 "Goodwill and Intangible Assets". Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062, "Goodwill and Other Intangible Assets". Adoption of this standard did not have any impact on the Company's financial statements.

Recent Canadian Accounting Pronouncements

Recent Canadian accounting pronouncements that have been issued but are not yet effective, and which may affect the Company's financial reporting are summarized below. For details of the specific accounting changes, refer to Note 2 (c) of the Company's Consolidated Financial Statements:

i)      Section 1582 Business Combinations
ii)      Section 1601 Consolidated Financial Statements
iii)      Section 1602 Non-controlling Interests

In addition to these changes, in February 2008 the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards ("IFRS") for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The standard also requires that comparative figures for 2010 be based on IFRS.

The Company is developing an IFRS conversion plan which will include an in-depth analysis of the IFRS standards, with priority being placed on those that have been identified as possibly having a significant impact. Analysis will include identifying the differences between IFRS and the Company's accounting policies and assessing the impact of the difference. Changes in accounting policies are likely to impact the Company's consolidated financial statements.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JUNE 30, 2009

Outstanding Share Data
The following is the Company's outstanding share data as of June 30, 2009 and August 26, 2009: Common Shares: 50,389,483 as of June 30, 2009 and 55,389,483 as of August 26, 2009

Stock Options:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (June 30/09)	Number of Shares Remaining Subject to Options (Aug 26/09)
April 05, 2010	$0.10	1,075,000	1,075,000
April 25, 2011	$0.21	675,000	675,000
October 2, 2011	$0.10	250,000	250,000
January 26, 2012	$0.18	25,000	25,000
June 14, 2012	$0.35	100,000	100,000
September 14, 2012	$0.35	150,000	150,000
September 14, 2012	$0.50	50,000	50,000
April 27, 2014	$0.25	500,000	500,000
TOTAL:		2,825,000	2,825,000

Warrants:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (Jun. 30/09)	Number of Underlying Shares (Aug 26/09)
March 27, 2010/2011	$ 0.15/$0.25	5,000,000	5,000,000
July 29, 2010	$ 0.35	-	5,000,000
TOTAL:		5,000,000	10,000,000

Commitment

The Company has entered into two vehicle lease agreements. The leases expire between 2011 and 2012 and the future obligations are as follows:

Amount
2010	$14,602
2011	$11,163
2012	$867

LEVON RESOURCES LTD.

Internal Controls and Disclosure Controls over Financial Reporting

Since the Company is a Venture Issuer, it makes no assessment relating to establishment and maintenance of disclosure controls and procedures as defined under National Instrument 52-109. The Company has filed the Venture Issuer Basic Certificates for the three months ended June 30, 2009.

Cautionary Statement

This MD&A is based on a review of the Company's operations, financial position and plans for the future based on facts and circumstances as of August 26, 2009. Except for historical information or statements of fact relating to the Company, this document contains "forward-looking statements" within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company's documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.

LEVON RESOURCES LTD.